UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                            1ST CONSTITUTION BANCORP
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   31986N-10-2
                                 (CUSIP Number)

                       GEORGE E. IRWIN, PRESIDENT AND CEO
                            GREATER COMMUNITY BANCORP
                      55 UNION BOULEVARD, TOTOWA, NJ 07512
                            (973) 942-1111, EXT. 1018
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  MAY 16, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31986N-10-2             SCHEDULE 13D                PAGE 2 OF 10 PAGES

1        NAME OF REPORTING PERSON: GREATER COMMUNITY BANCORP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
         22-2545165
______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           WC
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           NEW JERSEY
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   112,595
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER
             EACH                                    0
          REPORTING                                  ___________________________
           PERSON                           9        SOLE DISPOSITIVE POWER
            WITH                                     112,595
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           112,595
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                        [  ]

________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.6%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           CO

CUSIP NO. 31986N-10-2             SCHEDULE 13D                PAGE 3 OF 10 PAGES

1        NAME OF REPORTING PERSON: MARINO A. BRAMANTE*

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   4,095
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER**
            EACH                                     0
          REPORTING                                  ___________________________
           PERSON                           9        SOLE DISPOSITIVE POWER
            WITH                                     4,095
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER**
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,095
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.3%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
---------------------

* The reporting person is submitting this statement to terminate such person's status as a participant in a group. Upon termination of the group, the reporting person may no longer be deemed to be the beneficial owner of more than five percent of 1st Constitution's Common Stock, and, therefore, this is the reporting person's final filing on Schedule 13D.

** The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2            SCHEDULE 13D                 PAGE 4 OF 10 PAGES

1        NAME OF REPORTING PERSON: ANTHONY M. BRUNO, JR.*

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
         (see instructions)                                            (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
          NUMBER OF                         7        SOLE VOTING POWER
           SHARES                                    3,858
        BENEFICIALLY                                 ___________________________
          OWNED BY                          8        SHARED VOTING POWER**
           EACH                                      12,443
         REPORTING                                   ___________________________
          PERSON                            9        SOLE DISPOSITIVE POWER
           WITH                                      3,858
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER**
                                                     15,199
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           19,057
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.3%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
---------------------------

* The reporting person is submitting this statement to terminate such person's status as a participant in a group. Upon termination of the group, the reporting person may no longer be deemed to be the beneficial owner of more than five percent of 1st Constitution's Common Stock, and, therefore, this is the reporting person's final filing on Schedule 13D.

** The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2             SCHEDULE 13D                PAGE 5 OF 10 PAGES

1        NAME OF REPORTING PERSON: C. MARK CAMPBELL*

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
_______________________________________________________________________________
          NUMBER OF                         7        SOLE VOTING POWER
           SHARES                                    110
        BENEFICIALLY                                 ___________________________
          OWNED BY                          8        SHARED VOTING POWER**
            EACH                                     0
         REPORTING                                   ___________________________
           PERSON                           9        SOLE DISPOSITIVE POWER
            WITH                                     110
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER**
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           110
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           LESS THAN 0.1%
______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
-------------------

* The reporting person is submitting this statement to terminate such person's status as a participant in a group. Upon termination of the group, the reporting person may no longer be deemed to be the beneficial owner of more than five percent of 1st Constitution's Common Stock, and, therefore, this is the reporting person's final filing on Schedule 13D.

** The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2             SCHEDULE 13D                PAGE 6 OF 10 PAGES

1        NAME OF REPORTING PERSON: GEORGE E. IRWIN*

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   463
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER**
             EACH                                    0
          REPORTING                                  ___________________________
            PERSON                          9        SOLE DISPOSITIVE POWER
             WITH                                    463
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER**
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           463
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           LESS THAN 0.1%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
-------------------

* The reporting person is submitting this statement to terminate such person's status as a participant in a group. Upon termination of the group, the reporting person may no longer be deemed to be the beneficial owner of more than five percent of 1st Constitution's Common Stock, and, therefore, this is the reporting person's final filing on Schedule 13D.

** The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2            SCHEDULE 13D                 PAGE 7 OF 10 PAGES

1        NAME OF REPORTING PERSON: JOHN L. SOLDOVERI*

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
         (see instructions)                                            (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4        SOURCE OF FUNDS (see instructions)
                           OO
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   2,289
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER**
             EACH                                    0
          REPORTING                                  ___________________________
            PERSON                          9        SOLE DISPOSITIVE POWER
             WITH                                    2,289
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER**
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,289
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.2%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
----------------

* The reporting person is submitting this statement to terminate such person's status as a participant in a group. Upon termination of the group, the reporting person may no longer be deemed to be the beneficial owner of more than five percent of 1st Constitution's Common Stock, and, therefore, this is the reporting person's final filing on Schedule 13D.

** The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2            SCHEDULE 13D                 PAGE 8 OF 10 PAGES

1        NAME OF REPORTING PERSON: CHARLES J. VOLPE*

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
________________________________________________________________________________
           NUMBER OF                        7        SOLE VOTING POWER
            SHARES                                   222
         BENEFICIALLY                                ___________________________
           OWNED BY                         8        SHARED VOTING POWER**
             EACH                                    0
          REPORTING                                  ___________________________
            PERSON                          9        SOLE DISPOSITIVE POWER
             WITH                                    222
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER**
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           222
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                        [X]
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           LESS THAN 0.1%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
-----------------

* The reporting person is submitting this statement to terminate such person's status as a participant in a group. Upon termination of the group, the reporting person may no longer be deemed to be the beneficial owner of more than five percent of 1st Constitution's Common Stock, and, therefore, this is the reporting person's final filing on Schedule 13D.

** The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2            SCHEDULE 13D                 PAGE 9 OF 10 PAGES


                           STATEMENT FOR SCHEDULE 13D

                  This Amendment No. 3 to Schedule 13D relates to common stock of 1st Constitution Bancorp ("1st Constitution"). This Amendment No. 3 amends the initial statement on Schedule 13D, Amendment No. 1 and Amendment No. 2 filed with the Securities and Exchange Commission on February 6, 2003, February 14, 2003 and April 9, 2003, respectively, by Greater Community Bancorp ("Greater Community") and Marino A. Bramante, Anthony M. Bruno, Jr., C. Mark Campbell, George E. Irwin, John L. Soldoveri, and Charles J. Volpe (the "Reporting Directors "). The Schedule 13D, as amended, is amended as follows:

ITEM 4.           PURPOSE OF TRANSACTION

                  Greater Community and the Reporting Directors are submitting this Amendment No. 3 to terminate their status as a group in connection with their shares of lst Constitution stock. Greater Community and each of the Reporting Directors have agreed to no longer act together for the purpose of acquiring, holding, voting or disposing of shares of 1st Constitution stock. Any further actions that Greater Community chooses to take regarding its investment in 1st Constitution should be considered independent from any actions taken by any or all of the Reporting Directors and vice versa.

                  Greater Community has not formulated any further specific plans or proposals, but may do so in the future. Any such plan or proposal could involve purchasing more shares of 1st Constitution, making a nomination to 1st Constitution's board in the future, filing a full change of control application under Section 3 of the Bank Holding Company Act, selling their shares to 1st Constitution or another person or persons, making a tender offer for some or all of 1st Constitution's common stock, or otherwise exercising their rights as shareholders of 1st Constitution. Such actions may require the approval of the Federal Reserve Bank of New York and/or the New Jersey Banking Commissioner or other regulators.

CUSIP NO. 31986N-10-2          SCHEDULE 13D                  PAGE 10 OF 10 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true and complete.

Dated: May 16, 2003
                                                   Greater Community Bancorp

                                                By:/s/ George E. Irwin
                                                   -----------------------------
                                                   George E. Irwin
                                                   President and CEO


                                                   /s/ Marino A. Bramante
                                                   -----------------------------
                                                   Marino A. Bramante



                                                   /s/ Anthony M. Bruno, Jr.
                                                   -----------------------------
                                                   Anthony M. Bruno, Jr.



                                                   /s/ C. Mark Campbell
                                                   -----------------------------
                                                   C. Mark Campbell



                                                   /s/ George E. Irwin
                                                   -----------------------------
                                                   George E. Irwin



                                                   /s/ John L. Soldoveri
                                                   -----------------------------
                                                   John L. Soldoveri



                                                   /s/ Charles J. Volpe
                                                   -----------------------------
                                                   Charles J. Volpe